Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

RESIGNATION OF SUPERVISOR

This announcement is made pursuant to Part XIVA of the Securities and Futures Ordinance and Rules 13.51(2) the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

On 17 December 2013, PetroChina Company Limited (the “Company”) received the resignation letter from Mr. Wen Qingshan, a supervisor of the Company. Mr. Wen Qingshan resigned from the position of supervisor of the Company due to personal matters with immediate effect. Mr. Wen Qingshan has confirmed that he has no disagreement with the Company and the board of directors of the Company (the “Board”), and there is no other matter that should be brought to the attention of the shareholders of the Company.

Based on information available to the Board, the Company’s normal business operations are not affected. The Company will disclose the relevant information in a timely matter in accordance with the regulatory requirements.

By order of the Board PetroChina Company Limited
Chairman
Zhou Jiping

Beijing, the PRC

17 December 2013

As at the date of this announcement, the board of directors comprises Mr Zhou Jiping as the Chairman; Mr Liao Yongyuan and Mr Wang Dongjin as executive directors; Mr Li Xinhua, Mr Wang Guoliang and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors.